Exhibit 99.6
CONSENT OF IMOLA GÖTZ
I, Imola Götz, M.Sc., P.Eng, F.E.C., Vice President, Mining & Engineering for Sandstorm Gold Ltd., consent to the use of and reference to my name, and the inclusion and incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2023 of Sandstorm Gold Ltd. (the “Annual Report”), including as an expert or “qualified person” under the heading “Interests of Experts” in the Annual Information Form, and any amendments or exhibits thereto or documents incorporated by reference therein, of the information prepared by me, that I supervised the preparation of or reviewed or approved by me that is of a scientific or technical nature and all other references to such information included or incorporated by reference in this Annual Report, including all information of a scientific or technical nature included or incorporated by reference in this Annual Report not otherwise covered by any other named expert therein, if any.
I also consent to the use of my name, including as an expert or “qualified person,” in and incorporation by reference of such information of a scientific or technical nature contained in or incorporated by reference in the Annual Report and exhibits thereto into the Company’s Registration Statement on Form F-10 (File No. 333-267554), as amended.

Date: March 27, 2024	/s/ Imola Götz
Imola Götz, M.Sc., P.Eng, F.E.C
Vice President, Mining and Engineering for Sandstorm Gold Ltd.